TATA MOTORS LIMITED

Bombay House,

24, Homi Mody Street,

Mumbai 400 001 Maharashtra, India

March 30, 2015

Via Courier and EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

United States of America

Facsimile No: +1-202-772-9213

RE:	Tata Motors Limited
Annual Report on Form 20-F for the fiscal year ended March 31, 2014
Filing Date (Accepted) July 31, 2014 (File No. 1-32294)

Dear Ms. Blye,

This is in response to the comment letter of the staff of the Securities and Exchange Commission (respectively, the “Staff” and the “Commission”), dated March 3, 2015, relating to the annual report on Form 20-F of Tata Motors Limited (the “Company”) for the fiscal year ended March 31, 2014 (the “2014 Form 20-F”).

The Company is also submitting a copy of this letter to the Commission as “correspondence” via EDGAR. The Company would like to thank the Staff for its helpful comments.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are as follows.

1.	You indicate on page 44 of the 20-F that your subsidiaries include Tata Daewoo Commercial Vehicles. The Tata Daewoo website indicates that Tata Daewoo exports vehicles to Cuba, Syria and Sudan.

As you know, Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, joint venture or other direct or indirect arrangements, since your letter to us dated February 6, 2012. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

Except as described below, the Company does not have any dealings of any products, equipment, components, technology or services in Cuba, Sudan and Syria (the “Countries”), or, to its knowledge, any agreements, commercial arrangements or other contacts with the governments of Cuba, Sudan or Syria (the “Governments”) or entities controlled by the Governments for sale of products, equipment, component, technology or any other service. There are no points of sale operated by the Company or its consolidated subsidiaries in Cuba, Sudan or Syria.

Further to the Company’s letter to the Staff dated February 6, 2012 (the “Prior Response Letter”), information relating to the Company’s total sales and revenues from the Countries for the periods indicated is as follows:

	Year ended March 31				Nine months ended December 31
	2012	2013	2014		2014
No. of Vehicles (in units)	869	250	70		285

Sales (Rs. in millions)	430.0	301.5	56.2		208.5
Percentage of total consolidated revenues	0.03%	0.02%		*	0.01%

*	Less than 0.01%

Cuba

Details of the Company’s vehicle units sold and sales amounts to customers in Cuba for the periods indicated are set forth in the table below:

	Year ended March 31			Nine months ended December 31
	2012	2013	2014	2014
No. of Vehicles (in units)	6	—	—	—

Sales (Rs. in millions)
Vehicles	21.6	—	—	—
Spare Parts	0.9	2.3	—	—

Total	22.5	2.3	—	—

The Company does not have any dealers in Cuba. During the fiscal year ended March 31, 2012, the Company’s South Korean subsidiary, Tata Daewoo Commercial Vehicles (“TDCV”), sold vehicles and/or spare parts to Tri-Star Caribbean Inc., a Cuban private trading company conducting trading activity in Cuba that is affiliated with International Consolidated Industries Inc., a Canadian private trading company. During the fiscal years ended March 31, 2012 and 2013, the Company sold spare parts to a Korean trading company, DS Trade, which has trading activity in Cuba, and a private Cuban company, Finauto International Ltd. To the Company’s knowledge, none of these companies were owned or controlled by the government of Cuba during the period of the Company’s engagement with them. The Company did not have any sales in Cuba during the fiscal year ended March 31, 2014 or the nine months ended December 31, 2014.

Sudan

Details of the Company’s vehicle units sold and sales amounts to customers in Sudan for the periods indicated are set forth in the table below:

	Year ended March 31			Nine months ended December 31
	2012	2013	2014	2014
No. of Vehicles (in units)	823	237	70	285

Sales (Rs. in millions)
Vehicles	299.8	254.5	48.8	201.3
Spare Parts	22.8	7.6	7.4	7.2

Total	322.6	262.1	56.2	208.5

The Company sold vehicles and/or spare parts to its dealer in Sudan, Central Trading Company, on customary commercial terms during the fiscal years ended March 31, 2012, 2013 and 2014 and the nine months ended December 31, 2014. Central Trading Company has acted, and continues to act, as the Company’s distributor in Sudan. Central Trading Company, to the Company’s knowledge, is not owned or controlled by the government of Sudan. The sale of vehicles and spare parts were in the Specified Areas of Sudan as defined in 31 C.F.R. § 538.20 with notification provisions in each commercial invoice stating that the goods are for the sale and use only in the Specified Areas of Sudan as defined under the relevant OFAC guidelines. The above sales for the fiscal year ended March 31, 2013 include the sale of 65 vehicles to branches of the Qatar National Bank in Sudan on customary commercial terms.

TDCV sold spare parts to customers in Sudan through Aina International Co., a Sudanese company, during the fiscal year ended March 31, 2012 and 2013. During the fiscal year ended March 31, 2013, TDCV sold vehicles and/or spare to customers in Sudan through two Korean trading companies: Junjincsm and Hanteuk Motors Corporation, as well as Daiwa Bussan Co. Ltd., a Japanese trading company. TDCV also made sales directly into Sudan during the nine months ended December 31, 2014 to Big Boss Transport Co. Ltd, a Korean trading company. To the Company’s knowledge, these companies were not owned or controlled by the government of Sudan. There were no sales of vehicles by TDCV in Sudan during the fiscal years ended March 31, 2012 and 2014. Currently, TDCV does not have any dealers in Sudan.

During the fiscal years ended March 31, 2012 and 2013, the Company’s Jaguar Land Rover operations, conducted through Jaguar Land Rover Automotive Plc and its subsidiaries (“JLR”), had sales of 20 vehicles and/or spares to JLR’s dealer AMROS FZCO, a private company of Djibouti, which sells vehicles to customers in Sudan. To its knowledge, AMROS FZCO is not owned or controlled by the government of Sudan. AMROS FZCO was JLR’s importer in Sudan from January 1, 2012 to December 3, 2013.

The Company does not have other dealers and has not entered into other agreements to sell vehicles and/or spare parts in Sudan.

Syria

Details of the Company’s vehicle units sold and sales amounts in Syria for the periods indicated are set forth in the table below:

	Year ended March 31			Nine months ended December 31
	2012	2013	2014	2014
No. of Vehicles (in units)	40	13	—	—

Sales (Rs. in millions)
Vehicles	80.9	37.1	—	—
Spare Parts	4.0	—	—	—

Total	84.9	37.1	—	—

TDCV has sold vehicles and/or spares to customers in Syria during the fiscal year ended March 31, 2012 directly as well as through an exclusive agent, Walid Koudmani - TEMCO, which was appointed on March 25, 2010 on customary market terms. Walid – Koudmani TEMCO is a private Syrian company with operations in Syria owned by Mr. Walid Koudmani. The agency arrangement was effective until December 31, 2012 pursuant to the terms of the distributorship agreement. During the fiscal year ended March 31, 2013, TDCV sold vehicles through a Korean company, Fine Motors Co. Ltd., on customary market terms.

The Company entered into a Purchase and Sale Agreement with Hamoui & Partners / Modern Vehicle Company, a Syrian limited liability partnership firm, represented by Mr. Basel Ahmad Hamoui, as general partner, on April 9, 2011 for purchase and sale of vehicles in Syria. This agreement was valid until April 18, 2013. The Company does not have any other purchase and sale agreements or distributorship contracts for sales into Syria.

The sales described above with respect to Syria by the Company, including TDCV, were not made to the government of Syria, or, to the Company’s knowledge, entities owned or controlled by the government of Syria.

The Company had no sales in Syria during the year ended March 31, 2014 and the nine months ended December 31, 2014.

2.	Please discuss the materiality of the contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:

Quantitative Assessment

As shown in the table in Response 1 above, the Company’s revenues from the Countries constituted 0.03%, 0.02%, under 0.01% and 0.01% of total revenues during the fiscal years ended March 31, 2012, 2013 and 2014 and the nine months ended December 31, 2014, respectively, and were not quantitatively a material portion of total revenues during those periods. In addition, the Company does not own any physical assets in those Countries.

Between December 31, 2014 and the date of this response letter, revenues from sales to the Countries continue to contribute an immaterial portion of the Company’s total revenues based on the current assessment of the Company’s management. Based on the Company’s current business plans, the Company does not expect sales to the Countries in future years to be quantitatively material to its financial condition or results of operations.

Qualitative Assessment

As described in the preceding paragraph and in the Prior Response Letter, the Company’s sales to parties in the Countries continue to be immaterial relative to total revenues. The Company is neither in the process of negotiating nor does it have any plans to enter into any agreement or arrangements with the Governments, with respect to vehicle sales or otherwise. All appointments of dealers and agents for the sale of vehicles in the Countries have been entered on a commercial basis in the ordinary course of business. Based on the Company’s current business plans and as previously described, the Company does not anticipate its sales to be material to its financial condition and results of operations in the future.

The Company has no plans to conduct or expand activities in Cuba and Syria. However, TDCV is exploring opportunities in the Sudan market.

On the basis of facts described in the preceding paragraph, the Company does not believe that its sales in the Countries are qualitatively material or would influence the investment decision of a reasonable person or have an impact on its reputation or share value.

Conclusion

The Company does not consider its sales activities in Cuba, Sudan or Syria to be material, on a quantitative or qualitative basis, to its result of operations or financial condition. The Company will continue to monitor the materiality of its operations in this context.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact William Chua of Sullivan & Cromwell (tel: +852-2826-8632; e-mail: chuaw@sullcrom.com), or C. Ramakrishnan, Chief Financial Officer (tel: +91-22-6665-8282; e-mail: cr@tatamotors.com) or Hoshang K. Sethna, Company Secretary (tel: +91-22-6665-7219; e-mail: hks@tatamotors.com), of the Company.

Sincerely,

/s/ C. Ramakrishnan

C. Ramakrishnan
Chief Financial Officer

cc:	Ms. Anne Nguyen Parker, Assistant Director

Mr. Daniel Leslie, Staff Attorney

(Securities and Exchange Commission)

Mr. Ravindra Pisharody, Executive Director (Commercial Vehicles)

Mr. Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

Mr. Byram P. Shroff

(Deloitte Haskins & Sells LLP)

William Y. Chua, Esq.

Ram Narayan, Esq.

Paul E. Hubble, Esq.

(Sullivan & Cromwell)